SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, July 21, 2026.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

ZIP Code 01010-010, São Paulo – SP

Ana Lucia Pereira

Superintendent of Issuer Listing And Oversight

B3 S.A. - Brasil, Bolsa, Balcão

c.c.: CVM - Securities And Exchange Commission Of Brazil

Mr. Fernando Soares Vieira - Superintendence of Relations with Companies

Ref.: Official B3 Letter 219/2026-SLE as of 07/20/2026 - BRASKEM - Request for Clarification About News in the Press

Dear Sir/Madam,

We refer to Official B3 LETTER 219/2026-SLE ("Official Letter"), dated July 20, 2026, through which you request clarification from Braskem S.A. ("Braskem" or "Company"), as detailed below:

“Ref.: Request For Clarification About News In The Press

Dear Sir,

In news published by the newspaper Valor Econômico - Pipeline, on 07/20/2026, under the title “Bondholders make new proposal to Braskem, which rejects shareholder dilution” it is stated, among other information, that:

•	Holders of Braskem’s debt securities issued abroad presented Braskem with a new proposal to restructure the Company’s approximately R$50 billion debt. However, Braskem deemed the proposed terms “far from acceptable,” and negotiations remain ongoing, according to Pipeline;
•	The bondholders, including U.S. investment fund Elliott, presented Braskem with two proposals: one involving a new debtor-in-possession (DIP) financing facility that, if not repaid, would provide for the conversion of debt into equity, resulting in significant dilution of the controlling shareholders, whose stake would be reduced to less than 10% of the Company; and another providing for an extension of the maturity of the bonds at the same interest rate, with all of the Company’s assets pledged as collateral; and
•	Both proposals were rejected by the Company. According to sources, the controlling shareholders will not accept a debt restructuring that would entail handing over control of the Company to its creditors.

We request clarification regarding the highlighted items by July 21, 2026, including confirmation or denial thereof, as well as any other information deemed relevant.”

As disclosed in the Material Fact published on September 26, 2025, the Company retained specialized financial and legal advisors to assist it in conducting a comprehensive assessment of economic and financial alternatives aimed at optimizing its capital structure.

As disclosed in the Material Fact published on June 25, 2026, the Company and certain holders of, and investment managers for, one or more of the Senior Notes and Debentures issued or guaranteed by Braskem (“Investors”), together with their respective advisors, have been exchanging information and non-binding, indicative proposals regarding terms and conditions in the context of a potential reorganization of the Company’s capital structure (“Restructuring”).

In addition, as disclosed in the Material Facts published on June 25 and 26, 2026, the Court of the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo (2ª Vara de Falências e Recuperações Judiciais da Comarca da Capital do Estado de São Paulo), within the scope of the Precautionary Injunctive Relief proceeding (Tutela de Urgência Cautelar), filed by the Company and certain of its subsidiaries, has granted the requests, among other measures, order the stay of all enforcement actions and attachments by creditors that have been invited to participate in the mediation proceeding initiated by the Company and certain of its subsidiaries before the Wind Mediation Chamber (Câmara Wind de Mediação), with such stay remaining in effect for a period of 60 days.

Since then, as is customary in processes of this nature, the Company and its advisors have continued to engage with the creditors and their advisors and have received non-binding, indicative proposals from creditor groups regarding the principal terms and tentative parameters of a potential Restructuring, which remain under review by the Company.

The Company reiterates to its Investors that it remains fully committed to continuing discussions with its financial creditors in pursuit of a consensual, structural and orderly solution for its capital structure, while ensuring the continuity of its operations in the ordinary course of business.

There being no further matters to address at this time, we remain at disposal for any further clarification that may be required.

Additional information can be obtained from the Investor Relations Department by phone at +55 (11) 3576 9531 or by email at braskem-ri@braskem.com.br.

Sincerely,

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.